UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2015

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Viscount Systems, Inc.
Full name of registrant:

Former name if applicable:

4585 Tillicum Street
Address of principal executive office (Street and number):

Burnaby, British Columbia, Canada V5J 5K9
City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

 Viscount Systems, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the period ended December 31, 2015 on a timely basis because the Company requires additional time to work with its auditors and legal counsel to prepare and finalize the Form 10-K. The Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Sieracki	(604)	327-9446
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue for the fiscal year ended December 31, 2015 increased significantly and operating expenses remained approximately the same as from the last fiscal year ended December 31, 2014.  However, we expect to report a net loss of approximately $3.6 million for the year ended December 31, 2015 as compared to the net loss of $905,919 for the year ended December 31, 2014. The increase in net loss of approximately $2.7 million is mainly due to (i) the accrued PIK (Payment in Kind) interest on the Senior Secured Convertible Demand Promissory A Notes (the “Series A Demand Notes”) and Senior Secured Convertible Demand Promissory B Notes (the “Series B Demand Notes”) we issued in November 2015, (ii) the loss on conversion from Series A Preferred Stock to Series A Demand Notes, and (iii) the value of the embedded conversion options associated with the Series A Demand Notes and Series B Demand Notes.

VISCOUNT SYSTEMS, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2016	By:	/s/ Scott Sieracki
	Name:	Scott Sieracki
	Title:	Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).